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                          TRADING SYMBOL: NASDAQ-NLMC

                                AUGUST 15, 1995

                 NORTH LILY ANNOUNCES COMPLETION OF FEASIBILITY
                   STUDY FOR ITS TUINA, CHILE COPPER PROJECT

North Lily Mining Company was informed by Yuma Gold Mines, Ltd. that the independent feasibility study prepared by Union Miniere, with additional information having been prepared by Krebs, Kilborn Engineering and the operating company for the Tuina project is completed.

The Study encompasses an ore reserve study, metallurgical study, analysis of the infrastructure and a cost analysis of the additional required infrastructure. The ore reserve study completed by Kilborn outlines an increased minable reserve in the San Jose and the San Martin Mines of 4.53 million metric tons averaging 0.91% copper oxide and 1.16% total copper on only 2 of 30 known copper prospects with an additional 600,000 metric tons of similar grade material on the Santa Rosa Mine.

The Study concludes that the Tuina project has the ability to produce 83.6 million pounds of copper over a period of 7 years from the above known reserves. This production will generate a mine operating profit of $26,160,000 based on copper prices at $1.20 per pound. The projected pre-tax internal rate of return is 63.7% and the associated net present value, d.f.c. 10%, is $13,906,000.

The Study further referenced the potential to expand the reserves on the property with a structured and methodical exploration program. Yuma has indicated that they have initiated such an exploration program with their geologists expected on site this week.

Subject to the closing of the purchase and the associated financing, Yuma projects that the mine and SX-EW plant construction will commence within 4 weeks, with copper cathode production expected 12 to 15 months later.

If the above projections made by Yuma are met, the Company will have operating revenue within the next 12 to 15 months thus enabling the Company to pursue other opportunities.

In addition the Company has finalized acquisition of the Bolivia gold properties and is participating in a broad soil sampling program on the project with results due in September. The Company will now begin to seek joint venture partners to fund further exploitation of these properties.

Separately, North Lily Management is still diligently pursuing other opportunities to acquire substantial projects that will significantly grow the Company

For further information, please contact Steve Flechner or Gene Webb.